Exhibit 99.1

Foresight Leverages NVIDIA Jetson Orin to Introduce Novel 360-degree 3D Perception Solution

NVIDIA Jetson AGX Orin system-on-module is used to accelerate autonomous agriculture and heavy machinery projects

Ness Ziona, Israel – May 8, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision solutions, has announced a major breakthrough with the development of Dragonfly Vision™, its cutting-edge 360-degrees 3D perception solution, based on the NVIDIA Jetson AGX Orin platform, designed for power-optimized autonomous machines.

By using the significant artificial intelligence (AI) computing power of the NVIDIA Jetson AGX Orin platform, Foresight can create an all-around obstacle detection solution, including the detection of non-classified objects. The NVIDIA Jetson AGX Orin module supports up to six stereo channels to achieve complete coverage around any type of vehicle.

Through advanced algorithms and AI, Dragonfly Vision enables unprecedented accuracy and road surface coverage, offering groundbreaking, cost-effective solutions compared to traditional LiDAR systems. This innovative obstacle detection solution has the potential to revolutionize safety and efficiency across a wide range of industries, ranging from the automotive industry to heavy machinery and agricultural equipment.

Delivering a ground-breaking performance of 275 trillion operations per second (TOPS) and achieving an impressive 8x multiple performance leap over the previous generation, Jetson Orin modules are ideally suited for the evolving landscape of autonomous machines, such as industrial and heavy equipment vehicles.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its ability to create an all-around obstacle detection solution that enables unprecedented accuracy and road surface coverage, that its obstacle detection solution has the potential to revolutionize safety and efficiency across a wide range of industries, and the belief that NVIDIA Jetson AGX Orin modules are ideally suited for the evolving landscape of autonomous machines. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654